

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managers
of RHCA Securities, LLC

We have audited the accompanying statement of financial condition of RHCA Securities, LLC, a Texas limited liability company, as of December 31, 2015, and the related statements of operations and changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of RHCA Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RHCA Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company started operations in 2015 and has not generated any revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 ("exemption") has been subjected to audit procedures performed in conjunction with the audit of RHCA Securities, LLC's financial statements. The supplemental information is the responsibility of RHCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

GBH CPAs, PC

GBH CPAs, PC
Houston, Texas
March 9, 2016

P 713-482-0000 GBH CPAs, PC

F 713-482-0099 6002 Rogerdale Road, Suite 500

W gbhcpas.com Houston, Texas 77072

